EXHIBIT 12.1

WII Components, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2010	2009	2008	2007	2006
(Loss) Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$(3,025)	$(4,221)	$1,640	$5,137	$16,370

Fixed Charges:
Interest expense (a)	12,450	12,449	13,024	15,460	14,038
Interest portion of rent expense (b)	217	305	362	301	198
Total fixed charges	12,667	12,754	13,386	15,761	14,236

Total earnings (c)	$9,642	$8,533	$15,026	$20,898	$30,606

Ratio of earnings to fixed charges	0.8	0.7	1.1	1.3	2.1

(a)          Interest expense includes amortization of deferred financing fees.

(b)         Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)          Total earnings include income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, less fixed charges.